Exhibit (a)(1)(E)

Forms of Reminder and Last Day E-mails

To:	All Eligible Optionholders

Subject: Cynosure’s Exchange Offer Closes Soon

Letters were sent to you on March 12, 2012, March 23, 2012 and April 4, 2012 that provided you with instructions about how to participate in the Cynosure Offer to Exchange Certain Stock Options for New Stock Options. If you would like to take advantage of this opportunity, you must submit a properly completed and signed copy of the Election and Withdrawal Form, which must be received via facsimile or e-mail (via PDF or similar imaged document file) before 11:59 p.m., Eastern Time, on April 13, 2012 (unless we extend the offer period), by:

Christopher Geberth

Cynosure, Inc.

Fax: 978-256-0469

E-mail: OptionExchange@cynosure.com

If you have already made your election and wish to make any changes, you must do so before the Exchange Offer deadline: 11:59 p.m. Eastern Time, April 13, 2012.

Only responses that are complete, signed, and actually received by Christopher Geberth at Cynosure by the deadline will be accepted. Responses submitted by any other means, including hand-delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted.

Questions about the offer or requests for assistance should be made by calling Christopher Geberth at (978) 256-4200, or by e-mail at OptionExchange@cynosure.com. We will attempt to respond to all questions.

Please do not reply to this message.

The Cynosure Offer to Exchange Certain Stock Options for New Stock Options expires at 11:59 p.m., Eastern Time, April 13, 2012. Please note that all times described for the Stock Option Exchange Program are Eastern Time, regardless of your location. If you have questions, please e-mail OptionExchange@cynosure.com.

To:	All Eligible Optionholders

Subject: Cynosure’s Exchange Offer Closes Today

Today is the last day to elect to exchange your eligible stock options as part of the Cynosure Offer to Exchange Certain Stock Options for New Stock Options (referred to as the “Offer to Exchange”). The Offer to Exchange will expire at 11:59 p.m., Eastern Time, today, April 13, 2012.

If you would like to take advantage of this opportunity, you must submit a properly completed and signed copy of the Election and Withdrawal Form, which must be received via facsimile or e-mail (via PDF or similar imaged document file) before 11:59 p.m., Eastern Time, today, April 13, 2012 (unless we extend the offer period), by:

Christopher Geberth

Cynosure, Inc.

Fax: 978-256-0469

E-mail: OptionExchange@cynosure.com

If you have already made your election and wish to make any changes, you must do so before the Exchange Offer deadline: 11:59 p.m., Eastern Time, April 13, 2012.

Only responses that are complete, signed, and actually received by Christopher Geberth at Cynosure by the deadline will be accepted. Responses submitted by any other means, including hand-delivery, interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted.

We are sending this e-mail to you to notify you of the final exchange ratios and the exercise price of new stock options. Below is a table that you can use to calculate the number of shares that would be subject to each new stock option compared to the number of shares subject to your eligible stock options based on the final exchange ratios.

Final Exchange Ratios Applicable to Eligible Old Options.

Based on a per share stock price of $xx.xx, which was the closing price of our common stock on April 13, 2012, the final exchange ratios applicable to eligible stock options are as follows:

Exchange Ratio

Date of Grant and Exercise Price	Number of Shares Underlying Eligible Stock Options to Number of Shares Underlying New Stock Options

6/27/2008 — $20.10

7/1/2008 — $20.11

4/7/2008 — $21.95

6/9/2008 — $22.24

2/15/2008 — $22.25

2/14/2007 — $22.65

2/13/2008 — $23.97

4/28/2008 — $24.12

1/1/2008 — $25.48

12/3/2007 — $29.40

5/29/2007 — $30.50

7/2/2007 — $36.94

(1)     If application of the applicable exchange ratio to a particular new stock option to be granted in exchange for an eligible stock option tendered results in a fractional share, the number of shares underlying the new stock option will be rounded down to the nearest whole share. No consideration will be paid for such fractional shares.

Exercise Price.

The new stock options will be granted with an exercise price equal to $xx.xx, which was the closing price of our common stock today, April 13, 2012.

Questions about the offer or requests for assistance should be made by calling Christopher Geberth at (978) 256-4200, or by e-mail at OptionExchange@cynosure.com. We will attempt to respond to all questions.

Conference Call.

Today at [            ] p.m., we will host a meeting via conference call for all eligible optionholders both as a further means of disclosing the final exchange ratios and to answer any remaining questions that you may have regarding the option exchange offer.

The dial in number for the conference call is:

Access Phone Number: +1 917-210-2650

Access Code: 7136421

This notice does not constitute the Offer to Exchange. The full terms of the offer are described in the Offer to Exchange and the related Election and Withdrawal Form.

The Cynosure Offer to Exchange Certain Stock Options for New Stock Options expires at 11:59 p.m, Eastern Time, April 13, 2012. Please note that all times described for the Stock Option Exchange Program are Eastern Time, regardless of your location. If you have questions, please e-mail OptionExchange@cynosure.com.

Please do not reply to this message.